Exhibit 99.1

Interxion Holding NV

Interim Report

as at and for the three-month period ended

31 March 2019

Hoofddorp, 9 May 2019

Financial Highlights

•	Revenue increased by 13% to €151.5 million (1Q 2018: €133.8 million).

•	Recurring revenue[1] increased by 14% to €145.3 million (1Q 2018: €127.0 million).

•	Net income decreased by 28% to €8.4 million (1Q 2018: €11.7 million).

•	Adjusted net income[2] decreased by 41% to €7.0 million (1Q 2018: €11.9 million).

•	Diluted earnings per share decreased by 28% to €0.12 (1Q 2018: €0.16).

•	Adjusted diluted earnings per share[2] decreased by 41% to €0.10 (1Q 2018: €0.17).

•	Adjusted EBITDA[2] increased by 27% to €77.3 million (1Q 2018: €60.9 million).

•	Adjusted EBITDA margin increased to 51.0% (1Q 2018: 45.5%).

•	Adjusted EBITDA excluding the impact of IFRS 162 increased by 14% to €69.3 million (1Q 2018: €60.9 million) and Adjusted EBITDA margin increased to 45.7% (1Q 2018: 45.5%).

•	Capital expenditures, including intangible assets[3], were €144.1 million (1Q 2018: €96.2 million).

Operating Highlights

•	Equipped space increased by 3,500 square metres during the quarter to 148,300 square metres.

•	Revenue generating space increased by 4,000 square metres during the quarter to 119,000 square metres.

•	Utilisation rate at the end of the quarter was 80%.

•	During the first quarter, Interxion completed the following capacity additions:

•	2,600 sqm in Frankfurt;

•	300 sqm in London; and

•	300 sqm in Dusseldorf.

•	In April, Interxion acquired a 40% equity interest in Icolo Ltd., a Kenyan data centre operator.

Quarterly Review

The implementation of International Financial Reporting Standard – Leases (“IFRS 16”) on January 1, 2019 had a significant impact on our reported interim financial statements. While IFRS 16 had no impact on our underlying cash flows, the new accounting treatment applicable to operating leases resulted in a reduction in our reported rent expense, which had a positive impact on reported gross profit and Adjusted EBITDA. IFRS 16 also resulted in an increase in depreciation and interest charges, which had in a negative impact on net income and earnings per share. In addition, the new accounting treatment under IFRS 16 impacted our balance sheet, resulting in an increase in reported liabilities, together with a corresponding increase in right of use assets, in each case, as a result of including both future lease liabilities and right of use assets on balance sheet.

Revenue in the first quarter of 2019 was €151.5 million, a 13% increase over the first quarter of 2018 and a 3% increase over the fourth quarter of 2018. Recurring revenue was €145.3 million, a 14% increase over the first quarter of 2018 and a 4% increase over the fourth quarter of 2018. Recurring revenue in the first quarter represented 96% of total revenue. On a constant currency4 basis, revenue in the first quarter of 2019 was 13% higher than in the first quarter of 2018. Neither foreign exchange movements nor the adoption of IFRS 16 had a meaningful impact on reported revenue in the first quarter of 2019.

Cost of sales in the first quarter of 2019 was €50.4 million, a 4% decrease over the first quarter of 2018 and a 12% decrease over the fourth quarter of 2018.

Gross profit was €101.1 million in the first quarter of 2019, a 25% increase over the first quarter of 2018 and a 13% increase over the fourth quarter of 2018. Gross profit margin was 66.7% in the first quarter of 2019, compared with 60.6% in the first quarter of 2018 and 61.1% in the fourth quarter of 2018.

Sales and marketing costs in the first quarter of 2019 were €9.2 million, a 5% increase over the first quarter of 2018 and a 3% decrease from the fourth quarter of 2018.

General and administrative costs, excluding the items we adjust for in the determination of Adjusted EBITDA, were €14.7 million in the first quarter of 2019, a 27% increase over the first quarter of 2018 and an 18% increase from the fourth quarter of 2018.

2	Interim Report: Three-month period ended 31 March 2019 These Condensed Consolidated Interim Financial Statements are unaudited

Depreciation and amortisation in the first quarter of 2019 were €41.7 million, an increase of 41% from the first quarter of 2018 and a 21% increase from the fourth quarter of 2018.

Operating income in the first quarter of 2019 was €29.8 million, an increase of 11% from the first quarter of 2018 and a 4% decrease from the fourth quarter of 2018.

Net finance expense for the first quarter of 2019 was €16.7 million, a 46% increase over the first quarter of 2018 and a 6% increase over the fourth quarter of 2018.

Income tax expense for the first quarter of 2019 was €4.8 million, a 25% increase compared with the first quarter of 2018 and a 34% decrease from the fourth quarter of 2018.

Net income was €8.4 million in the first quarter of 2019, a 28% decrease over the first quarter of 2018 and a 5% increase from the fourth quarter of 2018.

Adjusted net income was €7.0 million in the first quarter of 2019, a 41% decrease over the first quarter of 2018 and a 10% decrease from the fourth quarter of 2018.

Adjusted EBITDA for the first quarter of 2019 was €77.3 million, a 27% increase over the first quarter of 2018 and a 14% increase over the fourth quarter of 2018. Adjusted EBITDA margin was 51.0% in the first quarter of 2019 compared with 45.5% in the first quarter of 2018 and 46.1% in the fourth quarter of 2018.

Adjusted EBITDA excluding the effects of IFRS 16, was €69.3 million for the first quarter of 2019, a 14% increase over the first quarter of 2018 and a 2% increase over the fourth quarter of 2018. Adjusted EBITDA margin, excluding the effects of IFRS 16, was 45.7% in the first quarter of 2019, compared with 45.5% in the first quarter of 2018 and 46.1% in the fourth quarter of 2018.

Net cash flows from operating activities were €71.3 million in the first quarter of 2019, compared with €34.6 million in the first quarter of 2018 and €44.8 million in the fourth quarter of 2018.

Cash generated from operations5 was €79.9 million in the first quarter of 2019, compared with €58.1 million in the first quarter of 2018 and €76.9 million in the fourth quarter of 2018.

Capital expenditures, including intangible assets, were €144.1 million in the first quarter of 2019, compared with €96.2 million in the first quarter of 2018 and €131.3 million in the fourth quarter of 2018.

Cash and cash equivalents were €118.2 million at 31 March 2019, compared with €186.1 million at year end 2018.

Total borrowings (including lease liabilities) net of cash and cash equivalents were €1,593.9 million in aggregate at 31 March 2019, compared with €1,104.1 million at 31 December 2018. Excluding lease liabilities, total borrowings were €1,239.6 million at 31 March 2019, compared with €1,239.8 million at 31 December 2018.

During the first quarter of 2019, Interxion increased its unsecured revolving credit facility by €100 million for a total commitment of €300 million. As at 31 March 2019, no amounts had been drawn under this facility.

Equipped space at the end of the first quarter of 2019 was 148,300 square metres, compared to 128,900 square metres at the end of the first quarter of 2018 and 144,800 square metres at the end of the fourth quarter of 2018. Revenue generating space at the end of the first quarter of 2019 was 119,000 square metres, compared to 104,100 square metres at the end of the first quarter of 2018 and 115,000 square metres at the end of the fourth quarter of 2018. Utilisation rate, the ratio of revenue-generating space to equipped space, was 80% at the end of the first quarter of 2019, compared to 81% at the end of the first quarter of 2018 and 79% at the end of the fourth quarter of 2018.

3	Interim Report: Three-month period ended 31 March 2019 These Condensed Consolidated Interim Financial Statements are unaudited

[1]

Recurring revenue is revenue incurred from colocation and associated power charges, office space, amortized set-up fees, cross-connects and certain recurring managed services (but excluding any ad hoc managed services) provided by us directly or through third parties, excluding rents received for the sublease of unused sites.

[2]

Adjusted net income (or ‘Adjusted diluted earnings’), Adjusted EBITDA and Adjusted EBITDA excluding the impact of IFRS 16, are non-IFRS measures intended to adjust for certain items and are not measures of financial performance under IFRS. Complete definitions can be found in the “Non-IFRS Financial Measures” section in this Interim Report. Reconciliations of net income to Adjusted EBITDA, Adjusted EBITDA to Adjusted EBITDA excluding the impact of IFRS 16 and net income to Adjusted net income, can be found in the financial tables later in this Interim Report.

[3]

Capital expenditures, including intangible assets, represent payments to acquire property, plant and equipment and intangible assets, as recorded in the consolidated statement of cash flows as e.g. “Purchase of property, plant and equipment” and “Purchase of intangible assets”, respectively.

[4]

We present constant currency information to provide a framework for assessing how our underlying businesses performed excluding the effect of foreign currency rate fluctuations. To present this information, current and comparative prior period results for entities reporting in currencies other than Euro are converted into Euro using the average exchange rates from the prior period rather than the actual exchange rates in effect during the current period.

[5]	We define Cash generated from operations as net cash flows from operating activities, excluding interest and fees paid, interest received and income tax paid.

4	Interim Report: Three-month period ended 31 March 2019 These Condensed Consolidated Interim Financial Statements are unaudited

Further Information for Noteholders

This Interim Report is intended to comply with the requirements in the indenture (the “Indenture”) dated 18 June 2018, as amended and/or supplemented from time to time, among InterXion Holding NV, as Issuer, the guarantors named therein, The Bank of New York Mellon, London Branch, as trustee and paying agent and The Bank of New York Mellon SA/NV, Luxembourg Branch, as transfer agent and registrar. The Condensed Consolidated Interim Financial Statements included herein were prepared in accordance with IAS 34.

The information in this Interim Report may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based on current expectations that involve risks and uncertainties. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. For example, the words “believes”, “anticipates”, “plans”, “expects”, “intends”, and similar expressions are intended to identify forward-looking statements. Our actual results and the timing of certain events may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such differences include, but are not limited to, the difficulty of reducing operating expenses in the short term, inability to utilise the capacity of newly planned data centres and data centre expansions, significant competition, the cost and supply of electrical power, data centre industry over-capacity, performance under service-level agreements, delays in remediating the material weakness in internal control over financial reporting and/or making disclosure controls and procedures effective, certain other risks detailed herein and other risks described from time to time in Interxion’s filings with the Securities and Exchange Commission. All forward-looking statements in this document are based on information available to us as of the date of this Interim Report and we assume no obligation to update any such forward-looking statements.

Non-IFRS Financial Measures

Included in this report are certain non-IFRS financial measures, which are measures of our financial performance that are not calculated and presented in accordance with IFRS, within the meaning of applicable SEC rules. These measures are as follows: (i) Adjusted EBITDA; (ii) Adjusted EBITDA excluding the impact of IFRS 16; (iii) Recurring revenue; (iv) Revenue on a constant currency basis; (v) Adjusted net income; (vi) Adjusted basic earnings per share; (vii) Adjusted diluted earnings per share and (viii) Cash generated from operations.

Other companies may present Adjusted EBITDA, Adjusted EBITDA excluding the impact of IFRS 16, Recurring revenue, Revenue on a constant currency basis, Adjusted net income, Adjusted basic earnings per share, Adjusted diluted earnings per share and Cash generated from operations differently than we do. Each of these measures are not measures of financial performance under IFRS and should not be considered as an alternative to operating income or as a measure of liquidity or an alternative to Profit for the period attributable to shareholders (“net income”) as indicators of our operating performance or any other measure of performance implemented in accordance with IFRS.

Adjusted EBITDA, Adjusted EBITDA excluding the impact of IFRS 16, Recurring revenue and Revenue on a constant currency basis

We define Adjusted EBITDA as Operating income adjusted for the following items, which may occur in any period, and which management believes are not representative of our operating performance:

•

Depreciation and amortisation – property, plant and equipment and intangible assets (except goodwill) are depreciated and amortised on a straight-line basis over the estimated useful life. We believe that these costs do not represent our operating performance.

•

Share-based payments – represents primarily the fair value at the date of grant of employee equity awards, which is recognized as an expense over the vesting period. In certain cases, the fair value is redetermined for market conditions at each reporting date, until the final date of grant is achieved. We believe that this expense does not represent our operating performance.

5	Interim Report: Three-month period ended 31 March 2019 These Condensed Consolidated Interim Financial Statements are unaudited

•

Income or expense related to the evaluation and execution of potential mergers or acquisitions (“M&A”) – under IFRS, gains and losses associated with M&A activity are recognized in the period in which such gains or losses are incurred. We exclude these effects because we believe they are not reflective of our ongoing operating performance.

•

Adjustments related to terminated and unused data centre sites – these gains and losses relate to historical leases entered into for certain brownfield sites, with the intention of developing data centers, which were never developed, and for which management has no intention of developing into data centers. We believe the impact of gains and losses related to unused data centers are not reflective of our business activities and our ongoing operating performance.

In certain circumstances, we may also adjust for other items that management believes are not representative of our current ongoing performance. Examples include: adjustments for the cumulative effect of a change in accounting principle or estimate, impairment losses, litigation gains and losses or windfall gains and losses.

In addition, we present Adjusted EBITDA excluding the impact of IFRS 16 for comparative purposes with regard to Adjusted EBITDA presented in periods prior to 1 January 2019, the effective date of IFRS 16.

We define Recurring revenue as revenue incurred from colocation and associated power charges, office space, amortised set-up fees, cross-connects and certain recurring managed services (but excluding any ad hoc managed services) provided by us directly or through third parties, excluding rents received for the sublease of unused sites.

We believe Adjusted EBITDA, Adjusted EBITDA excluding the impact of IFRS 16, Recurring revenue and Revenue on a constant currency basis provide useful supplemental information to investors regarding our ongoing operational performance. These measures help us and our investors evaluate the ongoing operating performance of the business after removing the impact of our capital structure (primarily interest expense), our asset base (primarily depreciation and amortisation) and the implementation of new accounting standards. Management believes that the presentation of Adjusted EBITDA and Adjusted EBITDA excluding the impact of IFRS 16, when combined with the primary IFRS presentation of net income, provides a more complete analysis of our operating performance. Management also believes the use of Adjusted EBITDA and Adjusted EBITDA excluding the impact of IFRS 16 facilitates comparisons between us and other data centre operators (including other data centre operators that are REITs) and other infrastructure-based businesses. Adjusted EBITDA excluding the impact of IFRS 16 is also a relevant measure used in the financial covenants of our revolving credit facility and our 4.75% Senior Notes due 2025. Pursuant to the terms of our revolving credit facility and our 4.75% Senior Notes due 2025, the calculation of Adjusted EBITDA for the purposes of the financial covenants contained therein is determined in accordance with IFRS as of the date of the financing agreements related thereto (June 2018) and therefore does not include the impact of IFRS 16.

A reconciliation from net income to Adjusted EBITDA and from Adjusted EBITDA to Adjusted EBITDA excluding the impact of IFRS 16 is provided in the notes to the Condensed Consolidated Interim Financial Statements. Adjusted EBITDA, Adjusted EBITDA excluding the impact of IFRS 16 and other key performance indicators may not be indicative of our historical results of operations under IFRS, nor are they meant to be predictive of future results based on IFRS.

We present constant currency information for revenue to provide a framework for assessing how our underlying businesses performed excluding the effect of foreign currency rate fluctuations. To present this information, current and comparative prior period results for entities reporting in currencies other than Euro are converted into Euro using the average exchange rates from the prior period rather than the actual exchange rates in effect during the current period.

We believe that revenue growth is a key indicator of how a company is progressing from period to period and presenting constant currency information for revenue provides useful supplemental information to investors regarding our on-going operational performance because it helps us and our investors evaluate the on-going operating performance of the business after removing the impact of currency exchange rates.

6	Interim Report: Three-month period ended 31 March 2019 These Condensed Consolidated Interim Financial Statements are unaudited

Adjusted net income, Adjusted basic earnings per share and Adjusted diluted earnings per share

We define Adjusted net income as net income adjusted for the following items and the related income tax effect, which may occur in any period, and which management believes are not reflective of our operating performance:

•

Income or expense related to the evaluation and execution of potential mergers or acquisitions (“M&A”) – under IFRS, gains and losses associated with M&A activity are recognised in the period in which such gains or losses are incurred. We exclude these effects because we believe they are not reflective of our on-going operating performance.

•

Adjustments related to provisions – these adjustments are made for adjustments in provisions that are not reflective of the on-going operating performance of Interxion. These adjustments may include changes in provisions for onerous lease contracts.

•

Adjustments related to capitalised interest – under IFRS, we are required to calculate and capitalise interest allocated to the investment in data centres and exclude it from net income. We believe that reversing the impact of capitalised interest provides information about the impact of the total interest costs and facilitates comparisons with other data centre operators.

In certain circumstances, we may also adjust for other items that management believes are not representative of our current on-going performance. Examples include: adjustments for the cumulative effect of a change in accounting principle or estimate, impairment losses, litigation gains and losses or windfall gains and losses.

Management believes that the exclusion of certain items listed above provides useful supplemental information to net income to aid investors in evaluating the operating performance of our business and comparing our operating performance with other data centre operators and infrastructure companies. We believe the presentation of Adjusted net income, when combined with net income prepared in accordance with IFRS, is beneficial to a complete understanding of our performance. A reconciliation from reported net income to Adjusted net income is provided in this Interim Report.

Adjusted basic earnings per share and Adjusted diluted earnings per share amounts are determined on Adjusted net income.

Cash generated from operations

Cash generated from operations is defined as net cash flows from operating activities, excluding interest and corporate income tax payments and receipts. Management believes that the exclusion of these items, provides useful supplemental information to net cash flows from operating activities to aid investors in evaluating the cash generating performance of our business.

7	Interim Report: Three-month period ended 31 March 2019 These Condensed Consolidated Interim Financial Statements are unaudited

Adjusted Net Income Reconciliation

Amounts x €’000	Three Months Ended
Consolidated	31 Mar 2019	31 Mar 2018
Net income	8,399	11,657

Income or expense related to the evaluation and execution of potential mergers or acquisitions:
M&A transaction costs	80	1,208
Adjustments related to capitalised interest	(1,880)	(884)

	(1,800)	324

Tax effect of above add backs and reversals	450	(81)

Adjusted net income	7,049	11,900

Reported basic EPS: (€)	0.12	0.16
Reported diluted EPS: (€)	0.12	0.16

Adjusted basic EPS: (€)	0.10	0.17
Adjusted diluted EPS: (€)	0.10	0.17

About Interxion

Interxion (NYSE: INXN) is a leading provider of carrier and cloud-neutral colocation data centre services in Europe, serving a wide range of customers through 52 data centres in 11 European countries. Interxion’s uniformly designed, energy efficient data centres offer customers extensive security and uptime for their mission-critical applications.

With over 700 connectivity providers, 21 European Internet exchanges, and most leading cloud and digital media platforms across its footprint, Interxion has created connectivity, cloud, content and finance hubs that foster growing customer communities of interest. For more information, please visit www.interxion.com.

8	Interim Report: Three-month period ended 31 March 2019 These Condensed Consolidated Interim Financial Statements are unaudited

Condensed Consolidated Interim Income Statements

Amounts x €’000		Three Months Ended
	Note	31 Mar 2019	31 Mar 2018
Revenue	5	151,531	133,836
Cost of sales	5	(50,394)	(52,697)

Gross profit		101,137	81,139
Other income	5	—	86
Sales and marketing costs	5	(9,154)	(8,708)
General and administrative costs	5	(62,144)	(45,644)

Operating income		29,839	26,873
Finance income	6	1,371	392
Finance expense	6	(18,033)	(11,796)

Profit before taxation		13,177	15,469
Income tax expense	7	(4,778)	(3,812)

Net income		8,399	11,657

Earnings per share
Basic earnings per share: (€)		0.12	0.16
Diluted earnings per share: (€)		0.12	0.16

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

9	Interim Report: Three-month period ended 31 March 2019 These Condensed Consolidated Interim Financial Statements are unaudited

Condensed Consolidated Interim Statements of Comprehensive Income

Amounts x €’000	Three Months Ended
	31 Mar 2019	31 Mar 2018
Net income	8,399	11,657
Other comprehensive income
Items that are, or may be, reclassified subsequently to profit or loss:

Foreign currency translation differences(1)	3,082	(1,784)
Effective portion of changes in fair value of cash flow hedges	(5)	(1)
Tax on items that are, or may be, reclassified subsequently to profit or loss:
Foreign currency translation differences	(23)	342
Effective portion of changes in fair value of cash flow hedges	1	—

Other comprehensive income/(loss) for the period, net of tax(1)	3,055	(1,443)

Total comprehensive income attributable to shareholders(1)	11,454	10,214

(1)

Certain comparative figures for the three months ended March 31, 2018, have been restated. For further details see note 2 and Note 28 of our 2018 Consolidated Financial Statements included on Form 20-F, filed with the SEC on 30 April 2019.

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

10	Interim Report: Three-month period ended 31 March 2019 These Condensed Consolidated Interim Financial Statements are unaudited

Condensed Consolidated Interim Statements of Financial Position

As at Amounts x €’000	Note	31 Mar 2019	31 Dec 2018
Non-current assets
Property, plant and equipment	8	1,771,682	1,721,064
Right-of-use assets	3	463,732	—
Intangible assets		65,666	64,331
Goodwill		38,900	38,900
Deferred tax assets		22,887	21,807
Other investments		9,590	7,906
Other non-current assets		16,046	16,843

		2,388,503	1,870,851
Current assets
Trade receivables and other current assets		192,410	205,613
Cash and cash equivalents		118,176	186,090

		310,586	391,703

Total assets		2,699,089	2,262,554

Shareholders’ equity
Share capital		7,186	7,170
Share premium		558,766	553,425
Foreign currency translation reserve		6,600	3,541
Hedging reserve, net of tax		(169)	(165)
Accumulated profit		77,848	69,449

		650,231	633,420
Non-current liabilities
Borrowings	10	1,235,353	1,266,813
Lease liabilities	3	426,567	—
Deferred tax liabilities		17,513	16,875
Other non-current liabilities		15,238	34,054

		1,694,671	1,317,742
Current liabilites
Trade payables and other current liabilities		294,924	280,877
Lease liabilities		45,935	—
Income tax liabilities		9,070	7,185
Borrowings	10	4,258	23,330

		354,187	311,392

Total liabilities		2,048,858	1,629,134

Total liabilities and shareholders’ equity		2,699,089	2,262,554

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

11	Interim Report: Three-month period ended 31 March 2019 These Condensed Consolidated Interim Financial Statements are unaudited

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

Amounts x €’000	Share capital	Share premium	Foreign currency translation reserve	Hedging reserve, net of tax	Accumu- lated profit/ deficit	Total equity
Balance at 1 January 2019	7,170	553,425	3,541	(165)	69,449	633,420
Net income	—	—	—	—	8,399	8,399
Other comprehensive income, net of tax	—	—	3,059	(4)		3,055

Total comprehensive income	—	—	3,059	(4)	8,399	11,454
Exercise of options and issue of restricted shares / performance shares	16	235	—	—	—	251
Share-based payments	—	5,106	—	—	—	5,106

Total contribution by, and distributions to, owners of the Company	16	5,341	—	—	—	5,357

Balance at 31 March 2019	7,186	558,766	6,600	(169)	77,848	650,231

Balance at 1 January 2018(1)	7,141	539,448	4,180	(169)	39,061	589,661
Net income	—	—	—	—	11,657	11,657
Other comprehensive income, net of tax(1)	—	—	(1,442)	(1)	—	(1,443)

Total comprehensive income	—	—	(1,442)	(1)	11,657	10,214
Exercise of options and issue of restricted shares / performance shares	2	69	—	—	—	71
Share-based payments	—	3,215	—	—	—	3,215

Total contribution by, and distributions to, owners of the Company	2	3,284	—	—	—	3,286

Balance at 31 March 2018(1)	7,143	542,732	2,738	(170)	50,718	603,161

(1)

Certain comparative figures for the three months ended March 31, 2018, have been restated. For further details see note 2 and Note 28 of our 2018 Consolidated Financial Statements included on Form 20-F, filed with the SEC on 30 April 2019.

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

12	Interim Report: Three-month period ended 31 March 2019 These Condensed Consolidated Interim Financial Statements are unaudited

Condensed Consolidated Interim Statements of Cash Flows

Amounts x €’000	Three Months Ended
	31 Mar 2019	31 Mar 2018
Net income	8,399	11,657
Depreciation and amortisation	41,678	29,559
Share-based payments	5,106	3,215
Net finance expense	16,662	11,404
Income tax expense	4,778	3,812

	76,623	59,647

Movements in trade receivables and other assets	(19,204)	(6,194)
Movements in trade payables and other liabilities	22,446	4,628

Cash generated from / (used in) operations	79,865	58,081

Interest and fees paid(1)	(4,865)	(20,232)
Income tax paid	(3,659)	(3,273)

Net cash flows from / (used in) operating activities	71,341	34,576

Cash flows from / (used in) investing activities
Purchase of property, plant and equipment	(140,695)	(94,218)
Financial investments - deposits	12,594	166
Purchase of intangible assets	(3,386)	(1,977)
Loans provided	(439)	(417)

Net cash flows from / (used in) investing activities	(131,926)	(96,446)

Cash flows from / (used in) financing activities
Proceeds from exercised options	252	71
Repayment of mortgages	(472)	(548)
Proceeds from revolving credit facilities	—	79,438
Principal elements of lease payments (2018: Financial lease obligation)	(6,529)	—
Transaction costs 4.75% Senior Notes	(200)	—
Transaction costs 2018 revolving credit facility	(603)	—

Net cash flows from / (used in) financing activities	(7,552)	78,961
Effect of exchange rate changes on cash	223	(239)

Net movement in cash and cash equivalents	(67,914)	16,852
Cash and cash equivalents, beginning of period	186,090	38,484

Cash and cash equivalents, end of period	118,176	55,336

(1)	Interest and fees paid is reported net of cash interest capitalised, which is reported as part of “Purchase of property, plant and equipment”.

The accompanying notes form an integral part of these Condensed Consolidated Interim Financial Statements.

13	Interim Report: Three-month period ended 31 March 2019 These Condensed Consolidated Interim Financial Statements are unaudited

Notes to the Condensed Consolidated Interim Financial Statements

1	The Company

Interxion Holding NV (the “Company”) is domiciled in The Netherlands. The address of the Company’s registered office is Scorpius 30, 2132 LR, Hoofddorp, The Netherlands. The Condensed Consolidated Interim Financial Statements of the Company as at and for the three month period ended 31 March 2019 comprise the Company and its subsidiaries (together referred to as the “Group”). The Group is a leading pan-European operator of carrier neutral Internet data centres.

2	Basis of preparation

a) Statement of compliance

The Condensed Consolidated Interim Financial Statements have been prepared in accordance with International Financial Reporting Standards (IFRS) IAS 34 Interim Financial Reporting. They do not include all the information required for full annual financial statements, and should be read in conjunction with the audited Consolidated Financial Statements of the Group as at and for the year ended 31 December 2018; these are contained in the 2018 Annual Report (Form 20-F) as filed with the Securities and Exchange Commission on 30 April 2019, which is publicly available on the company’s website – www.interxion.com, or from the SEC website – www.sec.gov.

b) Estimates, judgment and seasonality

The preparation of the Condensed Consolidated Interim Financial Statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimates are revised and in any future periods affected.

In preparing these Condensed Consolidated Interim Financial Statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those applied to the Consolidated Financial Statements as at and for the year ended 31 December 2018 in the 2018 Annual Report (Form 20-F).

The Group’s operations are not significantly exposed to seasonality.

3	Significant accounting policies

a) Accounting policies applied

The accounting policies applied by the Group in these Condensed Consolidated Interim Financial Statements are the same as those applied by the Group in its Consolidated Financial Statements as at and for the year ended 31 December 2018 in the 2018 Annual Report (Form 20-F), if necessary amended to include new Standards and Interpretations effective as of 1 January 2019.

The Group has adopted IFRS 16 retrospectively from 1 January 2019, but has not restated comparatives for the 2018 reporting period, as permitted under the specific transitional provisions in the standard. The reclassifications and the adjustments arising from the new leasing rules are therefore recognized in the opening balance sheet on 1 January 2019.

14	Interim Report: Three-month period ended 31 March 2019 These Condensed Consolidated Interim Financial Statements are unaudited

b) Adjustments recognized on adoption of IFRS 16

On adoption of IFRS 16, the group recognized lease liabilities in relation to leases which had previously been classified as ‘operating leases’ under the principles of IAS 17 Leases. These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of 1 January 2019. The weighted average lessee’s incremental borrowing rate applied to the lease liabilities on 1 January 2019 was 2.9%.

For leases previously classified as finance leases the entity recognized the carrying amount of the lease asset and lease liability immediately before transition as the carrying amount of the right of use asset and the lease liability at the date of initial application. The measurement principles of IFRS 16 are only applied after that date.

Reconciliation of lease liabilities	2019 €’000
Operating lease commitments disclosed as at 31 December 2018, discounted using the incremental borrowing rate at the date of initial application	422,879
Add: finance lease liabilities recognised as at 31 December 2018	50,374
Less: short-term leases recognised on a straight-line basis as expense	(795)
Less: low-value leases recognised on a straight-line basis as expense	(8)

Lease liability recognised as at 1 January 2019	472,450
Of which are:
Current lease liabilities	45,271
Non-current lease liabilities	427,179

The associated right-of-use assets were measured on a modified retrospective basis at the amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the balance sheet as at 31 December 2018. There were no onerous lease contracts that would have required an adjustment to the right-of-use assets at the date of initial application.

The recognized right-of-use assets relate to the following types of assets:

As at	1 Jan 2019	31 Mar 2019
Amounts x €’000

Real estate	455,527	452,480
Other lease	9,156	8,849
Cars	2,129	2,403

Total right-of-use assets	466,812	463,732

15	Interim Report: Three-month period ended 31 March 2019 These Condensed Consolidated Interim Financial Statements are unaudited

The change in accounting policy affected the following items in the balance sheet on 1 January 2019:

•	property, plant and equipment – decrease by €47.4 million;

•	right-of-use assets – increase by €466.8 million;

•	other non-current assets – decrease by €0.7 million;

•	trade receivables and other current assets – decrease by € 19.1 million;

•	trade payables and other current liabilities – decrease by € 12.9 million;

•	borrowings – decrease by €50.4 million;

•	other non-current liabilities – decrease by € 9.6 million; and

•	lease liabilities – increase by €472.5 million.

There was no impact to retained earnings on 1 January 2019 as a result of the change in accounting policy.

Impact on segment disclosures and earnings per share

Adjusted EBITDA, segment assets and segment liabilities for 31 March 2019 all increased as a result of the change in accounting policy:

	Adjusted	Segment	Segment
Amounts x €’000	EBITDA	assets	liabilities
France, Germany, the Netherlands, and the UK	5,128	288,169	289,314
Rest of Europe	2,397	104,238	104,473
CORP	470	3,553	3,551

	7,995	395,960	397,338

Earnings per share decreased by €0.02 for the three months ended 31 March 2019 as a result of the adoption of IFRS 16.

Practical expedients applied

In applying IFRS 16 for the first time, the group has used the following practical expedients permitted by the standard:

•	the use of a single discount rate to a portfolio of leases with reasonably similar characteristics;

•	reliance on previous assessments on whether leases are onerous;

•	the payments under lease contracts in which the Group is a lessee have not been separated into lease- and non-lease elements;

•	the accounting for operating leases with a remaining lease term of less than 12 months as at 1 January 2019 as short-term leases;

•	to not adjust on transition for leases of low-value assets that will be expensed on a straight-line basis; and

•	the use of hindsight in determining the lease term where the contract contains options to extend or terminate the lease.

The group has also elected not to reassess whether a contract is, or contains a lease at the date of initial application. Instead, for contracts entered into before the transition date, the group relied on its assessment made applying IAS 17 and IFRIC 4 ‘Determining whether an Arrangement contains a Lease’.

16	Interim Report: Three-month period ended 31 March 2019 These Condensed Consolidated Interim Financial Statements are unaudited

c) The group’s leasing activities and how these are accounted for

Leases in which the group is a lessee

The group leases real estate, cars, ducts and office equipment. Rental contracts are typically made for fixed periods of 3 to 20 years but may have extension options. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose any covenants, but leased assets may not be used as security for borrowing purposes.

Until the end of the 2018 financial year, leases of property, plant and equipment or intangible assets were classified as either finance or operating leases. Payments made under operating leases (net of any incentives received from the lessor) were charged to profit or loss on a straight-line basis over the period of the lease.

From 1 January 2019, leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the group. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

•	fixed payments (including in-substance fixed payments), less any lease incentives receivable;

•	variable lease payment that are based on an index or a rate;

•	amounts expected to be payable by the lessee under residual value guarantees;

•	the exercise price of a purchase option if the lessee is reasonably certain to exercise that option; and

•	payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the lessee’s incremental borrowing rate is used, being the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.

Right-of-use assets are measured at cost comprising the following:

•	the amount of the initial measurement of lease liability;

•	any lease payments made at or before the commencement date less any lease incentives received;

•	any initial direct costs; and

•	restoration costs.

Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less. Low-value assets comprise IT-equipment and small items of office furniture with a value of less than €5,000.

Extension and termination options

Extension and termination options are included in a number of property leases across the group. These terms are used to maximize operational flexibility in terms of managing contracts. The majority of extension and termination options held are exercisable only by the group and not by the respective lessor.

In determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated).

17	Interim Report: Three-month period ended 31 March 2019 These Condensed Consolidated Interim Financial Statements are unaudited

Leases in which the group is a Lessor

The portion of the contracts with customers that meet the criteria for recognition of a lease (primarily real estate) based on guidance in IFRS 16 are identified as lease elements and fall within the scope of IFRS 16 and no longer within the scope of IFRS 15 – Revenue from contracts with customers as from 1 January 2019, since leases are specifically excluded from that standard. Therefore, as of 1 January 2019, the Group accounts for the lease-elements in its contracts with customers in accordance with IFRS 16. Non-lease elements which are included in those contracts will continue to be accounted for in accordance with IFRS 15.

4	Financial risk management

The Group’s financial risk management objectives and policies are consistent with those disclosed in the audited Consolidated Financial Statements in the 2018 Annual Report (Form 20-F).

5	Information by segment

Operating segments are to be identified on the basis of internal reports about components of the Group that are regularly reviewed by the chief operating decision maker in order to allocate resources to the segments and to assess their performance.

There are two segments: the first is the Big4 which comprises France, Germany, The Netherlands and the United Kingdom; the second is Rest of Europe, which comprises Austria, Belgium, Denmark, Ireland, Spain, Sweden and Switzerland. Shared expenses, such as corporate management, general and administrative expenses, loans and borrowings, and related expenses and income tax assets and liabilities, are stated in Corporate and other.

The performance of the operating segments is primarily assessed based on the measures of revenue and Adjusted EBITDA. Other information provided, except as noted below, to the Board of Directors is measured in a manner consistent with that in the financial statements.

18	Interim Report: Three-month period ended 31 March 2019 These Condensed Consolidated Interim Financial Statements are unaudited

Amounts x €’000	FR, DE NL and UK	Rest of Europe	Subtotal	Corporate and other	Total
For the three months ended 31 March 2019
Recurring revenue	96,864	48,415	145,279	—	145,279
Non-recurring revenue	4,435	1,817	6,252	—	6,252

Revenue	101,299	50,232	151,531	—	151,531
Cost of sales	(33,030)	(14,167)	(47,197)	(3,197)	(50,394)

Gross profit	68,269	36,065	104,334	(3,197)	101,137
Sales and marketing costs	(2,361)	(1,741)	(4,102)	(5,052)	(9,154)
General and administrative costs	(32,596)	(13,316)	(45,912)	(16,232)	(62,144)

Operating income	33,312	21,008	54,320	(24,481)	29,839
Net finance expense					(16,662)

Profit before tax					13,177

Total assets	1,885,683	649,091	2,534,774	164,315	2,699,089
Total liabilities	616,165	205,603	821,768	1,227,090	2,048,858
Capital expenditure, including intangible assets(2)	(99,624)	(41,586)	(141,210)	(2,871)	(144,081)
Depreciation and amortisation	(27,407)	(10,879)	(38,286)	(3,392)	(41,678)
Adjusted EBITDA	61,121	32,242	93,363	(16,086)	77,277

Amounts x €’000	FR, DE NL and UK	Rest of Europe	Subtotal	Corporate and other	Total
For the three months ended 31 March 2018
Recurring revenue	83,455	43,507	126,962	—	126,962
Non-recurring revenue	4,456	2,418	6,874	—	6,874

Revenue	87,911	45,925	133,836	—	133,836
Cost of sales	(34,237)	(14,896)	(49,133)	(3,564)	(52,697)

Gross profit	53,674	31,029	84,703	(3,564)	81,139
Sales and marketing costs	(2,237)	(1,615)	(3,852)	(4,856)	(8,708)
General and administrative costs	(23,889)	(9,812)	(33,701)	(11,943)	(45,644)

Operating income	27,634	19,602	47,236	(20,363)	26,873
Net finance expense					(11,404)

Profit before tax					15,469

Total assets	1,271,899	425,392	1,697,291	90,998	1,788,289
Total liabilities(1)	265,553	88,036	353,589	831,539	1,185,128
Capital expenditure, including intangible assets(2)	(70,574)	(22,667)	(93,241)	(2,954)	(96,195)
Depreciation and amortisation	(20,086)	(7,745)	(27,831)	(1,727)	(29,559)
Adjusted EBITDA	47,978	27,571	75,549	(14,673)	60,876

(1)

Certain comparative figures as at March 31, 2018, have been restated. For further details see note 2 and Note 28 of our 2018 Consolidated Financial Statements included on Form 20-F, filed with the SEC on 30 April 2019.

(2)

Capital expenditure, including intangible assets, represents payments to acquire property, plant and equipment and intangible assets, as recorded in the consolidated statement of cash flows as “Purchase of property, plant and equipment” and “Purchase of intangible assets”, respectively.

19	Interim Report: Three-month period ended 31 March 2019 These Condensed Consolidated Interim Financial Statements are unaudited

Reconciliation to adjusted EBITDA

Amounts x €’000	Three Months Ended
	31 Mar 2019	31 Mar 2018
Consolidated
Net income	8,399	11,657
Income tax expense	4,778	3,812

Profit before taxation	13,177	15,469
Finance income	(1,371)	(392)
Finance expense	18,033	11,796

Operating income	29,839	26,873
Depreciation and amortisation	41,678	29,559
Share-based payments	5,680	3,322
Income or expense related to the evaluation and execution of potential mergers or acquisitions:
M&A transaction costs(2)	80	1,208
Adjustments related to terminated or unused datacenter sites:
Income from sub-leases of unused data centre sites(3)	—	(86)

Adjusted EBITDA(1)	77,277	60,876

Amounts x €’000	Three Months Ended
	31 Mar 2019	31 Mar 2018
FR, DE, NL and UK
Operating income	33,312	27,634
Depreciation and amortisation	27,407	20,086
Share-based payments	402	344
Adjustments related to terminated or unused datacenter sites:
Income from sub-leases of unused data centre sites(3)	—	(86)

Adjusted EBITDA(1)	61,121	47,978

(1)

“Adjusted EBITDA” is a non-IFRS financial measure. See “Non-IFRS Financial Measures” for more information, including why we believe Adjusted EBITDA is useful, and the limitations on the use of Adjusted EBITDA.

(2)

“M&A transaction costs” are costs associated with the evaluation, diligence and conclusion or termination of merger or acquisition activity. These costs are included in “General and administrative costs”.

(3)	“Income from sub-leases of unused data centre sites” represents the income on sub-lease of portions of unused data centre sites to third parties. This income is treated as “Other income”.

20	Interim Report: Three-month period ended 31 March 2019 These Condensed Consolidated Interim Financial Statements are unaudited

Amounts x €’000	Three Months Ended
	31 Mar 2019	31 Mar 2018
Rest of Europe
Operating income	21,008	19,602
Depreciation and amortisation	10,879	7,745
Share-based payments	355	224

Adjusted EBITDA(1)	32,242	27,571

Amounts x €’000	Three Months Ended
	31 Mar 2019	31 Mar 2018
Corporate and other
Operating income	(24,481)	(20,363)
Depreciation and amortisation	3,392	1,727
Share-based payments	4,923	2,755
Income or expense related to the evaluation and execution of potential mergers or acquisitions:
M&A transaction costs(2)	80	1,208

Adjusted EBITDA(1)	(16,086)	(14,673)

(1)

“Adjusted EBITDA” is a non-IFRS financial measure. See “Non-IFRS Financial Measures” for more information, including why we believe Adjusted EBITDA is useful, and the limitations on the use of Adjusted EBITDA.

(2)

“M&A transaction costs” are costs associated with the evaluation, diligence and conclusion or termination of merger or acquisition activity. These costs are included in “General and administrative costs”.

21	Interim Report: Three-month period ended 31 March 2019 These Condensed Consolidated Interim Financial Statements are unaudited

6	Finance income and expense

	Three months ended
	31 Mar 2019	31 Mar 2018
	€’000	€’000
Bank and other interest	118	84
Bond premium and fees in income	—	308
Foreign currency exchange profits	287	—
Fair value adjustment of convertible loan	966	—

Finance income	1,371	392

Interest expense on Senior Notes, bank and other loans	(13,111)	(9,954)
Bond premium and fees in expense	(379)	—
Interest expense on lease liabilities	(3,997)	(862)
Other financial expenses	(546)	(699)
Foreign currency exchange losses	—	(281)

Finance expense	(18,033)	(11,796)

Net finance expense	(16,662)	(11,404)

7	Income tax expense

The Group’s consolidated effective tax rate of 36%, in respect of continuing operations for the three months period ended 31 March 2019, was affected by non-tax-deductible share-based payments. The Group’s consolidated effective tax rate of 25%, in respect of continuing operations for the three months period ended 31 March 2018, was affected by the net effect of tax rate decreases in various countries, and non-tax-deductible share-based payments.

8	Property, plant and equipment

During the three months ended 31 March 2019, the Group purchased tangible fixed assets (primarily data-centre-related assets) at a cost of €127.3 million (three months ended 31 March 2018: €88.9 million).

Capitalised interest relating to borrowing costs for the three months ended 31 March 2019 amounted to €1.9 million (three months ended 31 March 2018: €0.9 million). The cash effect of the interest capitalised for the three months ended 31 March 2019 amounted to €nil, which in the Consolidated Statements of Cash Flows is presented under “Purchase of property, plant and equipment” (three months ended 31 March 2018: €1.3 million).

At 31 March 2019, the Group had outstanding capital commitments of €351.1 million. These commitments are expected to be substantially settled during the remainder of 2019.

22	Interim Report: Three-month period ended 31 March 2019 These Condensed Consolidated Interim Financial Statements are unaudited

9	Financial instruments

Fair values versus carrying amounts

At 31 March 2019, the market price of the 4.75% Senior Notes due 2025 was 105.99. Using this market price, the fair value of the Senior Notes due 2025 was approximately €1,272 million, compared with their nominal value of €1,200 million.

At 31 March 2019, the Group had a cash flow hedge carried at a negative fair value, to hedge the interest rate risk of part of two mortgages.

At 31 March 2019, the fair value of all mortgages approximated to their carrying amount of €50.9 million (31 March 2018: €53.1 million). As of 31 March 2019, the fair value of the lease liabilities approximated to their carrying amount of €472.5 million. As of 31 March 2018, the fair value of the financial lease liabilities was €54.6 million compared with the carrying value of €51.0 million.

The carrying amounts of other financial assets and liabilities approximate to their fair value.

Fair values and hierarchy

The Company regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the Company assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of IFRS, including the level in the fair value hierarchy in which such valuations should be classified. Significant valuation issues are reported to the Company’s Audit Committee.

When measuring the fair value of an asset or a liability, the Company uses observable market data to the extent possible. Fair values are categorised into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

Level 1:	quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2:	inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).

Level 3:	inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorised in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognises transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

23	Interim Report: Three-month period ended 31 March 2019 These Condensed Consolidated Interim Financial Statements are unaudited

The values of the instruments are:

	Carrying value	Level 1	Fair value Level 2	Level 3
31 March 2019
Senior secured notes 4.75% due 2025	(1,188,676)	(1,271,880)	—	—
Lease liabilities	(472,502)	—	(472,502)	—
Mortgages	(50,935)	—	(50,935)	—
Other investments	9,590	—	—	9,590
Interest rate swap	(232)	—	(232)	—

31 December 2018
Senior secured notes 4.75% due 2025	(1,188,387)	(1,231,692)	—	—
Finance leases	(50,374)	—	(54,092)	—
Mortgages	(51,382)	—	(51,382)	—
Other investments	7,906	—	—	7,906
Interest rate swap	(226)	—	(226)	—

The Level 3 financial asset represents a convertible loan of USD 7.5 million and a bridge loan of USD 0.5 million (excluding accrued interest) provided by Interxion Participation 1 BV. Interxion has the option to convert the loan into equity on the maturity date or upon occurrence of an enforcement event. Upon implementation of IFRS 9 – Financial Instruments, the convertible loan is considered a single instrument, to be carried at fair value through profit and loss. Accordingly, since 1 January 2018, it has been presented in Level 3. There have been no further transfers between levels of hierarchy.

Fair values were obtained from quoted market prices in active markets or, where no active market exists, by using valuation techniques. Valuation techniques include discounted cash flow models using inputs as market interest rates and cash flows.

10	Borrowings

Senior notes due 2025

On 18 June 2018, the Company issued an aggregate principal amount of €1,000 million 4.75% Senior Notes due 2025 (the “Senior Notes due 2025”). The proceeds of the Senior Notes due 2025 were used to satisfy and discharge the €625.0 million Senior Secured Notes due 2020 (the “Senior Secured Notes”) and the indenture related thereto prior to 30 June 2018, to fully redeem the Senior Secured Notes and to repay the June 2013 super senior revolving facility (the “Super Senior Revolving Facility”), the March 2017 senior secured revolving facility (the “Senior Secured Revolving Facility”) and the March 2018 subordinated revolving facility (the “Subordinated Revolving Facility”). Furthermore, the proceeds were used to pay all related fees and expenses, and for general corporate purposes.

The Senior Notes due 2025 are governed by an indenture dated 18 June 2018, between the Company, as issuer, the guarantors party thereto, The Bank of New York Mellon, London Branch, as trustee and paying agent, and The Bank of New York Mellon SA/NV, Luxembourg Branch, as transfer agent and registrar (the “Indenture”). The indenture contains

24	Interim Report: Three-month period ended 31 March 2019 These Condensed Consolidated Interim Financial Statements are unaudited restrictive covenants including, but not limited to, limitations or restrictions on our ability to incur or guarantee debt, create certain liens, transfer or sell certain assets and merge or consolidate with other entities. The restrictive covenants are subject to customary exceptions.

Additional notes under the Indenture dated 18 June 2018

On 20 September 2018, the Company completed the issuance of an additional €200.0 million aggregate principal amount of its 4.75% Senior Notes due 2025 (the “Additional Notes”). The net proceeds of the offering amounted to approximately €203.8 million, net of estimated offering fees and expenses of €2.2 million. The net proceeds contain the nominal value of the Additional Notes, plus an issuance premium of 103.00%. The Additional Notes, which are guaranteed by certain subsidiaries of the Company, were issued under the Indenture.

Revolving credit facility

On 18 June 2018, the Company entered into an unsecured multicurrency revolving loan facility agreement (the “Revolving Facility Agreement”) between, among others, ABN AMRO Bank N.V., Bank of America Merrill Lynch International Limited, Barclays Bank PLC, Citigroup Global Markets Limited and Crédit Agricole CIB S.A. as arrangers, and ABN AMRO Bank N.V. as agent, pursuant to which a €200.0 million revolving loan facility (the “Facility”) was made available to the Company.

The Facility has an initial maturity date of 18 June 2023. The Facility initially bears interest at an annual rate equal to EURIBOR (subject to a 0% floor) plus a margin of 2.00% per annum from the date of the Revolving Facility Agreement, subject to a margin ratchet pursuant to which the margin may increase thereafter on certain specified dates and subject to a maximum margin of 3.50% per annum. In addition, the Company is required to pay a commitment fee computed at the rate of 30% of the applicable margin on any available amount under the Facility.

During the first quarter of 2019, Interxion increased its unsecured revolving credit facility by €100 million for a total commitment of €300 million.

As of 31 March 2019, the Facility was undrawn.

11	Events subsequent to balance sheet date

During the second quarter of 2019, the Group completed the acquisition of 40% of the share capital of Icolo Ltd., and certain convertible loans which were previously granted to Icolo Ltd. by the sellers. The transaction price for both the shares and the convertible loans amounts to USD 5.7 million. The Group will apply IAS 28 – Investments in Associates and Joint Ventures and account for the shares as an investment in an associate.

25	Interim Report: Three-month period ended 31 March 2019 These Condensed Consolidated Interim Financial Statements are unaudited